Exhibit 99.1

PRESS RELEASE
Monday 24 March 2025 – 10:15 a.m. CET
Regulated information

CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels

ANTWERP, Belgium, 24 March 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) is pleased to announce that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers.  The delivery of these ships is expected between 2026 and 2029.

This landmark agreement between MOL/MOLCT, and CMB.TECH involves nine ammonia-powered ships. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia-fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively.

The Newcastlemaxes will be delivered in 2026 and 2027, whilst the chemical tankers’ delivery is expected in 2028 and 2029.

Alexander Saverys, CEO of CMB.TECH said: ”We are proud and honoured to sign this landmark agreement with MOL and MOLCT, one of the most respected shipowners in the world. MOL and CMB.TECH share the same vision of decarbonising the maritime industry, and the partnership for these nine vessels is a major milestone towards achieving shipping industry’s goals of net zero emissions by 2050. Thanks to this agreement, CMB.TECH increases its contract backlog by 921 million USD (to USD 2.94 billion USD), clearly demonstrating that our strategy of fleet rejuvenation, decarbonisation and diversification is yielding tangible results.”

Announcement final year results – 27 March 2025

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
About MOL
Mitsui O.S.K. Lines (MOL), headquartered in Tokyo, is a leading shipping company with the world’s second-largest fleet of about 900 vessels and the largest chemical tanker fleet globally. The MOL fleet includes dry cargo ships, liquefied natural gas (LNG) carriers, car carriers, and tankers. In addition to the traditional shipping businesses, MOL also offers wellbeing & lifestyle businesses such as real property, terminal operations, and ferry services, as well as social infrastructure businesses such as logistics and offshore wind power.  With one of the largest merchant fleet and about 140 years of history, experience, and technology, MOL will make a leap forward to become a global social infrastructure company, support people's daily lives from the blue ocean, open the way to a prosperous future, and deliver new value to all stakeholders.
Website: https://www.mol.co.jp/en/
About MOL CT
Along with Fairfield Chemical Carriers, a wholly owned subsidiary of MOLCT, the company has the industry's largest stainless steel tank chemical fleet of more than 110 vessels in service worldwide, transporting a wide variety of liquid chemicals, vegetable oils, animal fats and lubricants. The company employs approximately 410 people, and operates a total of 12 offices in Tokyo, Copenhagen, London, Rotterdam, Houston, Stanford, Bogota, Dubai, Durban, Busan, and Shanghai, with its headquarters in Singapore.

Website: www.molchemtankers.com

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 1 of 2

PRESS RELEASE
Monday 24 March 2025 – 10:15 a.m. CET
Regulated information

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncert

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Page 2 of 2